Filed by Coca-Cola Enterprises Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Coca-Cola Enterprises Inc.
Commission File No.: 001-09300

Frequently Asked Questions

1.	What is the strategic rationale for the transaction?

Our 2020 Vision calls for decisive and timely action to continuously improve and evolve our global system to best serve our customers and consumers everywhere. Consistent with this Vision, we are focusing our resources to accelerate growth and to deliver significant long-term value to our shareholders.

Let’s remember that North America is fundamentally unique – from the terms of the bottler agreements, dis-contiguous franchise territories and separation of both fountain and finished goods production. The structure of our North American business has remained essentially the same since CCE was founded in 1986. During this time, fundamental industry forces have dramatically altered the consumer, customer and competitive landscape. Accordingly, we need an evolved North America business model to best serve our customers and consumers that is right for the next era of winning for the Coca-Cola system.

Importantly, today we are acting from a position of strength and we believe this new structure will strategically position all of us to build on our progress to better market and distribute North America’s most preferred nonalcoholic beverage brands. At the same time, in Europe, we will further strengthen our franchise system to provide broader, contiguous geographic coverage and optimize our marketing and distribution leadership.

Our new North American system:
- Creates a passport for winning in the largest NARTD profit pool in the world
- Enables our ability to run the most effective and efficient manufacturing, supply chain and logistics operation, which will increase KO’s growth rate and cash flow and unlock significant incremental operating income over the long term
- Accelerates innovation and strategically positions us to better market and distribute North America’s most preferred beverage brands

2.	Does this represent a change in The Coca-Cola Company’s bottler ownership strategy?

No. We fundamentally believe that the franchise model is the best way to win in the marketplace. In fact, once this transaction has closed, approximately 70% of our global unit case volume will still be under the control of our great franchise partners. As well, our announcement today regarding the proposed divestiture of Norway and Sweden is consistent with The Coca-Cola Company’s Bottling Investment Group strategy. Further, CCE will be strengthened through the right to acquire The Coca-Cola Company’s German bottling operations 18 to 36 months after close for fair value. Assuming this transaction occurs, approximately 72% of our global unit case volume would be handled by our franchise partners.

3.	What happens to the other bottlers in North America? Are you going to buy them as well? What about your International bottlers?

The Coca-Cola Company and our bottling partners still fundamentally believe that the franchise model is the best way to win in the marketplace. At the same time, the franchise model cannot remain static.

Over the past 18 months we have had productive discussions with all of our US bottlers about the need to evolve in order to better serve our customers and consumers in keeping with our 2020 Vision.

As we work closely with our bottlers to create the next generation franchise system for the unique needs of the US market, we are confident that our collaborative partnerships will continue to prosper.

This will have no impact on our international bottlers with the exception of the bottlers transitioning underneath the CCE umbrella.

4.	What is the future of CCE Europe? How will it work with the additional assets added to the CCE brand?

We fundamentally believe that the franchise model is the best way to win in the marketplace and CCE remains a key strategic partner with The Coca-Cola Company.

A new entity, which will retain the name CCE, will hold CCE’s European business. The Coca-Cola Company will sell the Norway and Sweden bottling operations to CCE for consideration of $822 million in cash. CCE will also have the right to acquire The Coca-Cola Company’s German bottling operations in 18 to 36 months after close for fair value.

In Europe, we are further enhancing our franchise model while closely adhering to our Bottling Investment Group principles:

o	Align closely with a strong partner with world-class financial and management capabilities

o	Execute a long-term strategy together to achieve a shared 2020 Vision

o	Provide broader geographic coverage through a key bottling partner in order to:

1.	Realign supply chain infrastructure to better meet customer/consumer needs

2.	Increase efficiencies across broad, contiguous European geographies and create economies of scale for Europe’s leading nonalcoholic beverage brands

3.	More effectively market and distribute Europe’s most preferred nonalcoholic beverage brands across geographies

5.	Why is this transaction compelling for CCE shareholders?

The value proposition for this evolution is very appealing. CCE shareowners will realize fair consideration for the North American operations while unlocking the significant value and growth potential of CCE’s European business. With the potential acquisition of the bottling operations in Norway and Sweden and the right to acquire The Coca-Cola Company’s German bottling operations, Coca-Cola Enterprises will be the preeminent Western European bottler and a key strategic franchise partner with The Coca-Cola Company. Together, we will increase efficiencies across broader, contiguous European geographies and create economies of scale for Europe’s leading beverage portfolio. With the new capital structure, CCE will now have the financial flexibility to drive shareowner value. This evolution strengthens our ability to win in Europe and represents the beginning of an exciting new era of long-term growth for the CCE business and its shareowners.

6.	Why is this transaction compelling for The Coca-Cola Company shareholders?

Our businesses in both North America and in Europe are acting from a position of strength as evidenced by our 2009 full-year results. Shareowners of both The Coca-Cola Company and CCE are receiving fair value for each component of the transaction. With this transaction, we are now able to move even more quickly to further advance our business in North America - essentially converting passive capital into actively managed capital enabling us to direct our investment in production and distribution assets in a more efficient manner. And in Europe this proposed transaction will unlock significant value and growth potential for our European franchise business.

Specifically this transaction is expected to be substantially cashless and for The Coca-Cola Company shareowners it is strategically, financially and operationally compelling as we will be better positioned to deliver significant and sustainable value to our shareowners. More specifically, through this evolution we will extend our existing leadership position:

- The combination of operating synergies and growth opportunities will contribute to our top line, bottom line, and earnings per share.
- By minimizing supply chain costs, improving production efficiencies, and eliminating infrastructure overlap, this new structure will enable us to run the most effective and efficient operations in North America.
- We expect to generate immediate efficiencies through this transaction and to deliver operational synergies of $350 million over four years. We expect to realize much of the value of these synergies in the first couple of years.

7.	You say you’re “not buying CCE,” but you’re acquiring CCE’s North American operations – as noted in the [press release ] --- can you explain this?

We are not buying CCE. Rather, we are acquiring CCE’s North American bottling operations to focus our core operational strengths and resources to more profitably deliver the world’s greatest brands. With the expansion of its European business, CCE remains one of our key bottling partners with world-class management, financial and operational capabilities. In North America, we are organizing our system to better market and distribute North America’s fastest growing and most advantaged beverage portfolio. In Europe, we are enhancing our bottling network to provide broader geographic coverage and optimize our marketing and distribution advantages.

8.	What are the terms of the transaction?

o
The Coca-Cola Company will acquire CCE’s entire North American business, which consists of approximately 75 percent of U.S. bottler-delivered volume and almost 100 percent of Canadian bottler-delivered volume. At the close of the transaction, The Coca-Cola Company will have direct control over approximately 90 percent of the total North America volume.

o	The Coca-Cola Company is acquiring the assets and liabilities of CCE’s North American business for consideration of $12.3 billion.

o
This total consideration includes The Coca-Cola Company’s current 34% equity ownership in CCE, valued at $3.4 billion based on the trailing 30 day average closing share price as of February 24, 2010. In addition, consideration includes the assumption of $8.88 billion of CCE debt.

o	Additionally, the Company is also assuming CCE’s accumulated benefit obligation for North America of $580 million as of December 31, 2009 and certain other one-time costs and benefits.

o	A new entity, which will retain the name CCE, will be created through a tax-efficient split-off to hold CCE’s European businesses.

o
CCE’s public shareowners will exchange their CCE shares for shares in the new entity at a ratio of 1.0 to 1.0. CCE’s public shareowners will now hold 100 percent of this new entity. As a result, The Coca-Cola Company will not own any interest in CCE.

o
In a concurrent transaction, The Coca-Cola Company will sell the Norway and Sweden bottling operations to CCE for $822 million in cash. CCE will have the right to acquire The Coca-Cola Company’s majority stake in its German bottling operations in 18 to 36 months after close for fair value. CCE shareowners will receive 1.0 shares of stock in a new entity that will retain the name CCE and cash consideration of $10 for each share of CCE.

9.
Can you quantify the operational synergies generated from this deal and place a time frame on when they will be recognized? Are these synergies enough to avoid dilution of The Coca-Cola Company’s operating margin?

We expect to generate immediate efficiencies through this transaction and to deliver operational synergies of $350 million over four years. We expect to realize approximately 70% of the value of these synergies by the end of 2012 by minimizing supply chain costs, improving production efficiencies, and eliminating infrastructure overlap.

Importantly, these actions will also accelerate the efficiency initiatives that are already underway. Further, this transaction is expected to be accretive to EPS on a fully diluted basis by 2012.

Longer term, we will drive an optimized operating model by investing our capital in a more efficient system that will increase our long-term growth rate and cash flow returns.

Not only will we improve the return on invested capital of CCE’s North American assets, but we will also increase the ROIC on the substantial amount of our own capital that is currently invested in Coca-Cola North America’s separate operating structure. This is the real magic and power of combining these businesses.

10.	What is the cost of achieving these synergies for The Coca-Cola Company?

We estimate that we will incur one-time costs of about $425 million over three years to achieve these synergies. Importantly, the transaction will generate immediate efficiencies with operational synergies of $350 million over four years. We expect to realize much of the value of these synergies in the first couple of years, by minimizing supply chain costs, improving production efficiencies, and eliminating infrastructure overlap. Importantly, these actions will also accelerate the efficiency initiatives that are already underway.

Longer term, we will drive an optimized operating model by investing our capital in a more efficient system that will increase our long-term growth rate and cash flow returns.

11.	What impact will this development have on The Coca-Cola Company’s customers?

In the short term, there will be no change for our consumers and customers.

However, over the longer term, CCR-USA, which will be organized as a unified operating entity, will fundamentally improve our capability, speed and flexibility to build strong brands and more efficiently and effectively serve our customers - delivering the right product, in the right package, at the right place and for the right price.

12.	What can employees expect after the transactions close?

We expect minimal impact to our employees in 2010 as a result of this transaction. We anticipate that the transaction will close in the fourth quarter of 2010. At that time, we will we thoughtfully implement a multi-year integration plan that is designed to generate opportunities and efficiencies in our combined operations. We will ensure that we have business continuity by taking the right time to integrate our business systems.

We will evolve our programs in a thoughtful manner to achieve our 2020 Vision and create sustainable benefits for our employees, suppliers, consumers, and customers. As part of our 2020 Vision, we will continue to attract, engage and retain the best talent. Additionally, through this integration our people’s system knowledge and cross-system experience will expand, increasing our ability to provide real solutions for our customers and win at the point of sale every day. We are committed to developing our people and getting them the right experiences so that they can be developed to their full potential.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction and required shareowner approval, the Company will file relevant materials with the Securities and Exchange Commission (the "SEC"), including a proxy statement/prospectus contained in a registration statement on Form S-4, which will be mailed to the shareowners of the Company after the registration statement is declared effective. The registration statement has not yet become effective.

SHAREOWNERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareowners may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the Company at the SEC's web site at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company's internet website at www.cokecce.com under the tab "Investor Relations" or by contacting the Investor Relations Department of Coca-Cola Enterprises at 770-989-3246.

PARTICIPANTS IN THE SOLICITATION

The Company and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its shareowners in connection with the proposed transaction. Information regarding the interests of such directors and executive officers was included in the Company's Proxy Statement for its 2009 Annual Meeting of Shareowners filed with the SEC March 3, 2009 and a Form 8-K filed on December 18, 2009 and information concerning the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available. Each of these documents is, or will be, available free of charge at the SEC's web site at www.sec.gov and from the Company on its web site or by contacting the Shareowner Relations Department at the telephone numbers above.